Exhibit 3.1
INVACARE HOLDINGS CORPORATION
FIRST AMENDMENT TO THE CERTIFICATE OF DESIGNATIONS OF
9.00% SERIES A CONVERTIBLE PARTICIPATING PREFERRED STOCK

Invacare Holdings Corporation, a corporation organized under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

I.    The Board of Directors of the Corporation (the “Board of Directors”), by resolutions adopted on May 5, 2023, and a Certificate of Designations filed with the Secretary of State of the State of Delaware on May 5, 2023 (the “Certificate of Designations”), established a series of Preferred Stock designated as “9.00% Series A Convertible Participating Preferred Stock” (the “Series A Preferred Stock”).

II.    The Board of Directors, by resolution adopted on March 12, 2024, determined that it was advisable and in the best interest of the Corporation and its stockholders to amend the Certificate of Designations as follows (the “Amendment”):

1.    Section 3, to add the following new definitions, each in its corresponding alphabetical place:

““ABL Credit Agreement” shall mean that certain loan and security agreement dated May 5, 2023 among the Corporation and the other borrowers from time to time party thereto, the guarantors from time to time party thereto, the lenders from time to time party thereto and White Oak Commercial Finance, LLC, as Administrative Agent and Collateral Agent, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Debt” shall mean, as to any Person as of any date of determination, without duplication, all of the following, whether or not included as indebtedness or liabilities in accordance with GAAP: (a) all obligations of such Person for borrowed money and all obligations of such Person evidenced by bonds, debentures, notes, loan agreements or other similar instruments; (b) all direct or contingent obligations of such Person arising under letters of credit (including standby and commercial letters of credit), bankers’ acceptances, bank guaranties, surety bonds and similar instruments; and (c) indebtedness (excluding prepaid interest thereon) secured by a Lien on property owned or being purchased by such Person (including indebtedness arising under conditional sales or other title retention agreements), whether or not such indebtedness shall have been assumed by such Person or is limited in recourse.

“Debt Group Members” shall mean each of Backstop Parties to the extent that each such Backstop Party has fully funded at least its pro rata portion of the aggregate principal under the ABL Credit Agreement as of any applicable date (with such pro rata portion being a fraction determined by dividing (x) the number of Series A Preferred Stock held by such Backstop Party or its Related Funds on the Effective Date and (y) the total number of Series A Preferred Stock owned by all of the Backstop Parties and their respective Related Funds) as of the Effective Date.

“Debt Offer Notice” shall have the meaning set forth in Section 6(f).

“Declining Group Member” shall have the meaning set forth in Section 6(f).

“Exercising Group Member” shall have the meaning set forth in Section 6(f).

“Exercise Period” shall have the meaning set forth in Section 6(f).

“Material Terms” shall have the meaning set forth in Section 6(f).

“Pro Rata Portion” shall mean with respect to a Debt Group Member, a fraction determined by dividing (x) the number of Series A Preferred Stock held by such Debt Group Member or its Related Funds on the Effective Date and (y) the total number of Series A Preferred Stock owned by all of the Exercising Group Members and their respective Related Funds as of the Effective Date.

“Restricted Debt Transaction” shall have the meaning set forth in Section 6(f).

2.    The following shall be added as the last paragraph to Section 6(e):

“Notwithstanding the foregoing or anything to the contrary herein, the provisions of this Section 6(e) shall not apply to any Offer of New Securities made pursuant to, as a result of or related to the ABL Credit Agreement or the transactions contemplated thereby.”

3.    Section 6(f) shall be added as follows:

“If at any time prior to September 12, 2024, the Corporation or any of its Subsidiaries, offer to enter into any agreement, negotiate with, or consummate any transaction that would result in the Company or any of its Subsidiaries incurring Debt (a “Restricted Debt Transaction”), the Corporation shall offer to each Debt Group Member the right to participate in such Restricted Debt Transaction and fund such Debt Group Member’s Pro Rata Portion of such Restricted Debt Transaction on the terms set forth in this Section 6(f).

(i)    If the Corporation or any of its Subsidiaries wishes to enter into any agreement or consummate a Restricted Debt Transaction, the Corporation shall deliver to each Debt Group Member a prior written notice (the “Debt Offer Notice”) describing the material financial and other terms and conditions of such offer (the “Material Terms”), including, without limitation and as applicable, the principal, maturity date, interest rates, collateral, default provisions, guarantors premiums and prepayment penalties and each Debt Group Member’s Pro Rata Portion of such Restricted Debt Transaction.
(ii)    In order to exercise its funding rights hereunder, a Debt Group Member must, within 5 Business Days after delivery of the Debt Offer Notice (the “Exercise Period”), deliver a written notice to the Corporation stating that the Debt Group Member exercises its participation and funding right and the amount such Debt Group Member, or any of its Related Funds, shall fund in accordance with the Material Terms, which amount shall be all or any portion of the Debt Group Member’s Pro Rata Portion for such Restricted Debt Transaction (an “Exercising Group Member”).
(iii)    In the event that any Debt Group Member fails to exercise its rights under this Section 6(f) with respect to any particular Restricted Debt Transaction within the Exercise Period (a “Declining Group Member”), the Corporation or its applicable Subsidiary may consummate the Restricted Debt Offer on Material Terms that are the same or more favorable to the Corporation or its applicable Subsidiary as the Material Terms set forth in the Debt Offer with any third party funding any Declining Members’ Pro Rata Portion of the Restricted Debt Transaction or any portion of the Restricted Debt Transaction not otherwise funded by Exercising Group Members. If such Restricted Debt Transaction is not consummated within such 20 day period, the terms and conditions of this Section 6(f) will again apply and Corporation shall not, and shall not permit any Subsidiary of the Corporation to enter into any Restricted Debt Transaction without affording all of the Debt Group Members the right to participate in such Restricted Debt Transaction on the terms and conditions of this Section 6(f).”

III.    The holders of a majority of the outstanding shares of Series A Preferred Stock and a majority of the Entitled Stockholders, representing the votes necessary to authorize such action pursuant to Section 4.2 of the Certificate of Incorporation of the Corporation and Section 7(b) and Section 18 of the Certificate of Designations, acting by written consent, approved the adoption of the Amendment.

IV.    Accordingly, the Amendment has been duly adopted in compliance with Section 242 of the Delaware General Corporation Law.
IN WITNESS WHEREOF, the Corporation has caused this Certificate to be executed on this 13th day of March, 2024.

INVACARE HOLDINGS CORPORATION

By: /s/ Anthony C. LaPlaca
Name: Anthony C. LaPlaca
Title: Senior Vice President, General Counsel, Chief Administrative Officer and Secretary

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